YUKON-NEVADA GOLD CORP. GRANTS STOCK OPTIONS

Vancouver, BC – July 20, 2009 – Yukon-Nevada Gold Corp. (Toronto Stock Exchange: YNG; Frankfurt Xetra Exchange: NG6) Yukon-Nevada Gold Corp. (the "Company"), announces the granting of incentive stock options to certain of the Company's directors, officers and employees to purchase up to 20,000,000 common shares. The options will be granted for a period of five (5) years, commencing on July 17, 2009, at $0.125 per share.

The granting of the said options is subject to acceptance by the applicable securities regulatory authorities and, if applicable, ratification by the shareholders of the Company.

Yukon-Nevada Gold Corp.	CHF Investor Relations
Nicole Sanches	Jeanny So
Investor Relations Manager	Account Manager
Tel: (604) 688-9427	Tel: (416) 868-1079 ext. 250
Email: nicole@yngc.ca	Email: jeanny@chfir.com
www.yukon-nevadagold.com	www.chfir.com

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The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.